UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                (Name of Issuer)
                        Templeton China World Fund, Inc.

                         (Title of Class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                    88018X102

             (Date of Event Which Requires Filing of this Statement)
                                January 29, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [  ]  Rule 13d-1(b)
       [ X ]  Rule 13d-1(c)
       [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)

       Eternity Ltd.
       John M. Templeton

(2)    Check the Appropriate Box if a Member of a Group
       (a)        [  ]
       (b)        [  ]

(3)    SEC Use Only


(4)    Citizenship or Place of Organization

         Eternity Ltd. is incorporated in the Cayman Islands.
         John M. Templeton is a citizen of the United Kingdom.


Number of                  (5)      Sole Voting Power
Shares                                                        Nil
-----------------------------------------------------------------------------
Benefici-                  (6)      Shared Voting Power
ally Owned                                                    1,179,300
-------------------------------------------------------------------------------
by Each                    (7)      Sole Dispositive Power
Reporting                                                              Nil
-------------------------------------------------------------------------------
Person With                (8)      Shared Dispositive Power
                                                              1,179,300

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,179,300

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]

(11)   Percent of Class Represented by Amount in Row 9

                                            6.10%

(12)   Type of Reporting Person
       Eternity Ltd. is a CO; John M. Templeton is an IN

                                    Item 1(a)

Name of Issuer:

Templeton China World Fund, Inc.

                                    Item 1(b)

Address of Issuer's Principal Executive Offices:

Broward Financial Centre
500 East Broward Blvd. Suite 2100
Fort Lauderdale, Florida 33394-3091
                                    Item 2(a)

Name of Person Filing:

Eternity Ltd.
John M. Templeton

Eternity Ltd. is indirectly controlled by John M. Templeton, a British subject.

                                    Item 2(b)

Address of Principal Business Office:

Eternity Ltd.                               Sir John M. Templeton
Templeton Building                          Templeton Building
P.O. Box N-7776                     P.O. Box N-7776
Lyford Cay                                  Lyford Cay
Nassau, Bahamas                     Nassau, Bahamas

                                    Item 2(c)

Citizenship:

Eternity Ltd. is a company incorporated under the laws of the Cayman Islands. John M. Templeton is a citizen of the United Kingdom.


                                    Item 2(d)

Title of Class of Securities:

Common Stock

                                    Item 2(e)

CUSIP Number:

                                            88018X102

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)      [  ]   Broker or Dealer registered under Section 15 of the Act

(b)      [  ]   Bank as defined in section 3(a) (6) of the Act

(c)      [  ]   Insurance Company as defined in section 3(a)(19) of the Act

(d)      [  ]   Investment Company registered under section 8 of the Investment
                Company Act

(e)      [  ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)      [  ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.    [ X ]


                                     Item 4

Ownership.

       (a)      Amount Beneficially Owned:

                            1,179,300

       (b)      Percent of Class:

                            6.10%

       (c) Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:                Nil
(ii)   Shared power to vote or to direct the vote:              1,179,300
(iii)  Sole power to dispose or to direct the disposition of:    Nil
(iv)   Shared power to dispose or to direct the disposition of:  1,179,300

          By virtue of this indirect control, Sir John M. Templeton shares with Eternity Ltd. the power to vote and dispose of the shares owned by Eternity.

                                     Item 5

Ownership of Five Percent or Less of a Class [  ]

                            Not Applicable

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                            Not Applicable

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                            Not Applicable

                                     Item 8

Identification and Classification of Members of the Group.

                            Not Applicable

                                     Item 9

Notice of Dissolution of Group.

                            Not Applicable

                                     Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date:                  July 13, 1999

                       ETERNITY LTD.



Signature:     /S/  JOHN M. TEMPLETON
Name/Title:    By: John M. Templeton, President


Signature:      /S/  JOHN M. TEMPLETON
Name/Title:     John M. Templeton, Individually as indirect beneficial owner


              Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).